東京青山・青木・狛法律事務所

The Prudential Tower
13-10, Nagatacho 2 chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED

[redacted]

08003828

July 11, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

SUPPL

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Notice of Administrative Action Against Belluna's Exhibition Sales Business dated July 9, 2008

Thank you very much for your attention.

Yours truly,

Seishi Ikeda

PROCESSED
JUL 18 2008
THOMSON REUTERS

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

7/16

RECEIVED
2008 JUL 16 A 7:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 9, 2008

Dear Sirs:

Name of Company: BELLUNA CO., LTD.
Code No. 9997 1st Section of the Tokyo Stock Exchange

Notice of Administrative Action Against Belluna's Exhibition Sales Business

On July 9, 2008, the Ministry of Economy, Trade and Industry ordered Belluna to suspend selected business operations pertaining to door-to-door sales as stipulated under Article 2, Paragraph 1 of the Act on Specified Commercial Transactions ("the Act") ("door-to-door sales") in accordance with Article 8, Paragraph 1 of the Act and issued Belluna with an order in accordance with Article 7 of the Act. Details are as follows.

Belluna takes the relevant administrative action and order extremely seriously and intends to reinforce and expand the activities of its in-house investigative committee to indentify the underlying problem areas, establish a third party committee to examine investigation findings from an objective standpoint and implement groupwide initiatives aimed at preventing a reoccurrence. Belluna would like to extend its sincerest apologies to all of its customers, clients, investors and everyone else involved in the Company for the inconvenience caused.

Description

1. Business activities subject to action

Belluna operates in a total of seven business segments; catalog business, single-item mail order business, advanced finance (AF) business, Belluna Operation Trust (BOT) business, Karemu business, property business and other businesses. Operations have been suspended and an order issued in relation to door-to-door sales as stipulated under Article 2, Paragraph 1 of the Act. The operations subject to the relevant action are the Company's exhibition sales operations, part of the Karemu business segment. As part of its exhibition sales operations, Belluna invites customers who are thinking of buying products but want to see the actual items rather than just viewing them in a catalog to exhibitions to sell them such products, with an emphasis on relatively high-end kimonos, Japanese clothing, jewelry and other accessories.

2. Details of action

(1) Suspension of business

[1] Details

The following operations pertaining to door-to-door sales as stipulated under Article 2, Section 1 of the Act will be suspended.

1. Soliciting the conclusion of sales contracts pertaining to door-to-door sales
2. Accepting sales contract applications pertaining to door-to-door sales
3. Concluding sales contracts in pertaining to door-to-door sales

[2] Duration

Operations will be suspended for a period of six months from July 10, 2008 to January 9, 2009.

(2) Order

[1] Belluna has been ordered to clearly indicate that customers are being solicited to conclude a sales contract for designated goods as stipulated under the Act when soliciting customers to purchase designated goods in a store or at an exhibitions.

[2] Belluna has been ordered to allow customers to freely access sales areas and browse when soliciting customers to buy designated goods in a store or at an exhibition.

3. Grounds for action

(1) Failure to indicate purpose of solicitation (Article 3)
(2) Breach of obligation to deliver application documents (Article 4)
(3) Insufficient details on contract documents (Article 5)
(4) Misrepresentation of information (Article 6, Paragraph 1-5)
(5) Soliciting customers in non-publicly accessible places (Article 6, Paragraph 4)
(6) Nuisance solicitation (Enforcement Order Article 7-1, in accordance with Article 7-3 of the Act)
(7) Conclusion of contracts based on impaired judgment (Enforcement Order Article 7-2, in accordance with Article 7-3 of the Act)
(8) Acts of solicitation deemed inappropriate based on level of knowledge, experience and wealth (Enforcement Order Article 7-3, in accordance with Article 7-3 of the Act)

4. Background to action

2000	Commenced exhibition sales business
July 6, 2006	Advice issued by the Tokyo Metropolitan Government (Consumer Division, Bureau of Citizens, Culture and Sports)
March 29, 2007	Advice issued by Kanagawa Prefecture (Advice Team, Consumer Department, Citizens Division)
February 14, 2008	Subject to on-site inspection by the Ministry of Economy, Trade and Industry (Consumer Affairs Policy Division, Commerce and Information Policy Bureau)
April 1, 2008 onwards	Voluntary suspension of Belluna-sponsored events

April 8, 2008	Number of exhibition sales offices reduced to five
June 20, 2008 onwards	Voluntary suspension of all events
July 9, 2008	Suspension of business and order announced by the Ministry of Economy, Trade and Industry Decision taken to reinforce and expand in-house investigative committee, headed by President/CEO Decision taken to establish third party investigative committee

5. Belluna's response

(1) Outlook of exhibition sales business

After on-site inspection by the Ministry of Economy, Trade and Industry, Belluna has suspended own-sponsored events since April 1, 2008, and all events since June 20, 2008. At now, five offices of exhibition sales engage in only after-sales service for existing customers, and do not have any exhibition for new customers.

(2) Customer response

Belluna will be handling matters relating to its exhibition sales operations via the following dedicated phone line. The company will also respond appropriately to all requests regarding proceeds from sales once progress with the relevant transaction has been verified.

[Customer advice line] Tel: 0120-374-963 (toll-free)
Open weekdays 9:00 to 19:00

(3) Preventive measures (establishment of a third party investigative committee)

In addition to ascertaining the nature of complaints through its customer advice line and comprehensively reinforcing compliance awareness through meetings and other activities, Belluna has continued to engage in initiatives such as the establishment of an in-house reporting system in an effort to quickly identify problematic conduct and take corrective action to improve operations. Nonetheless, such efforts have proved insufficient to rectify the issues singled out in this case, resulting in the Company being subject to administrative action.

Steps had already been in place to establish an in-house investigative committee, verify and investigate issues singled out in official advice and reduce the scale of operations before the Ministry of Economy, Trade and Industry's on-site inspection. Given the nature of the action taken however, Belluna regards this as an extremely serious matter in terms of levels of public confidence in the Company and has determined that it will be essential to objectively verify the reliability and sufficiency of the methods and findings of its in-house investigative committee to produce a comprehensive set of investigative and analytical findings. These findings will then need to form the basis for planning preventive measures and taking strict disciplinary action to restore confidence in the Company. As a result, the Board of Directors has today resolved to establish a third party investigative committee. It has also been decided that the President and CEO will head up the in-house

investigative committee to focus on reinforcing and expanding the committee's activities on an ongoing basis. The findings of future investigations will be disclosed as promptly as possible as investigations progress.

Having administrative action taken against part of its business is something that Belluna takes very seriously. As such, the Company has placed top priority on extensively reviewing its internal control systems, including conducting compliance training and strengthening internal auditing capabilities, and intends to make every effort to prevent such a situation from arising again, in the same line of business or in relation to any of the group's other business activities.

6. Impact on results

Belluna is currently in the process of calculating the impact that this incident will have on its results. A further notice will be issued as soon as possible if it proves necessary to revise the Company's earnings forecast.

- END -

END